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October 13, 2020

VIA EDGAR AND ELECTRONIC MAIL

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apartment Investment & Management Company (the “Company”)
Preliminary Solicitation Statement on Schedule 14A Filed October 8, 2020
Filed by Land & Buildings Investment Management, LLC et al (collectively, “Land & Buildings”)
File No. 001-13232

Dear Mr. Shainess:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated October 9, 2020 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Land & Buildings and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the above-referenced materials.

General

1.	Given that the participants will not know who is entitled to support the call for a special meeting until the record date of November 4, 2020, please advise us when you intend to mail your definitive solicitation statement and how you intend to ensure that only written consents received from record holders as of November 4 will be counted.

Land & Buildings advises the Staff that it intends on distributing its definitive solicitation statement as soon as the Staff has notified Land & Buildings that it has been cleared to file its definitive solicitation statement. Land & Buildings further advises the Staff that it intends on instructing Broadridge, Mediant and other voting intermediaries to issue votes as of the November 4, 2020 record date in order to ensure that only written requests received from record holders as of the November 4th record date will be counted. Land & Buildings further notes that the use of separate dates for purposes of mailing and voting are commonplace and Broadridge, Mediant and other voting intermediaries regularly reconcile voting instructions across multiple dates. The manner in which each of Broadridge, Mediant and other intermediaries reconcile votes is out of Land & Buildings’ control as it is a matter between the voting agent and their respective bank/broker customers.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 13, 2020

2.	We note your response to prior comment 3 and corresponding revised disclosures. Item 1 of Schedule 14A requires disclosure of “the date by which consents are to be submitted if state law requires that such a date be specified or if the person soliciting intends to set a date.” Please advise us, with a view towards revised disclosure, how the participants have complied with this item requirement or have otherwise concluded that it is inapplicable. For example, is the “goal for submission” date that is currently blank intended to satisfy this requirement? If there is a maximum (or minimum) time period from the date the first consent is received to the date by which you must meet the 25% threshold, revise the proxy statement to include this information.

Land & Buildings acknowledges the Staff’s comment and advises the Staff that there is no requirement under the Company’s Articles of Restatement, Amended and Restated By-Laws, or Maryland state law that requires that the written requests to call a special meeting be delivered by a specified date or that such a date be specified. Accordingly, Land & Buildings further advises the Staff that the “goal for submission” date is intended to satisfy this requirement.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Meagan M. Reda
Meagan M. Reda